November 16, 2005
Mail Stop 6010

John X. Adiletta
Somerset International Group, Inc.
90 Washington Valley Road
Bedminster, New Jersey 07921

Re:	Somerset International Group, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2
	File No. 333-128262
	Filed on November 1, 2005

Dear Mr. Adiletta:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Cover Page
1. We note your response to our prior comment 1 from our letter dated
October 6, 2005. Please reconcile the amount of shares to be registered with the amount of shares listed in the selling shareholder table.
About our Company, page 1
2. Clarify who was the issuer of each of the securities mentioned in the second paragraph.


3. If true, please disclose (1) that John X. Adiletta, who is your CEO, and Paul Patrizio, your former CFO, were the controlling shareholders of Somerset-NJ and that they received the 4,063,884 shares of your common stock and (2) that these individuals provided the services you describe in the third paragraph. Also clarify how individuals received shares in the JRS/Somerset-NJ transaction like those mentioned in footnote 2 on page 10.
4. Please balance your disclosure of Secure Systems revenues in the seventh paragraph with equally prominent disclosure of its losses.
5. Please tell us where your summary includes the disclosure requested in the first sentence of previous comment 4.
6. We note your disclosure in response to comment 3. If you acquired
Secure Systems in a merger as disclosed on page 1, please clarify why you would generate consulting revenues from a company that you own.
7. Please reconcile the definition of a blank check company that you disclose on page 2 with the definition in Rule 419.
Risk Factors, page 3
8. Please tell us where you provided the disclosure requested by previous comment 5.
Market for Common Equity, page 6
9. Please update your disclosure in this section and throughout your document.
Selling Shareholders, page 7
10. Please clarify which shares mentioned in the footnotes are being registered for resale.
11. We note your additional disclosure in response to our comment
10.
In your footnote 24, you state you are registering shares that will be owed as a dividend. Please explain how you are able to register the shares you describe as being issued as dividends when your Certificate of Designations appears to permit only cash dividends.


12. Please explain how you calculated the dividend share amounts disclosed in footnote 24 and how the first redemption date describe on page 17 affects those calculations.
13. We note your additional disclosure in response to our comment
11.
Please provide sufficient detail so investors can understand the nature and amount of "services rendered." For example, in footnote
3, please disclose the duration of the legal services.  In
footnotes
16 and 22, disclose the nature and duration of the "consulting services."
14. We note your disclosure in footnote (1). Please revise your calculation to disclose percentages consistent with instruction 3 to
Regulation S-B Item 403.
15. Please clarify why the shares underlying the note mentioned in footnote 4 are not included in the "Shares of common stock owned prior to the offering" column. Likewise, it is unclear why the shares underlying securities owned by the other shareholders are not included in that column.
16. Please disclose the repayment and interest terms notes
mentioned
in the footnotes.
17. Please disclose the terms of the warrants mentioned in
footnotes
9, 19 and 20.
18. Please ensure that the number of shares reflected in to
footnotes
is reconcilable to the number of shares included in the table for the
respective selling shareholders. For example, we note the information in footnotes 19 and 21.
19. Please identify the individuals who beneficially own the shares
held in the name of "Zbranak, Fredk, and Marcelene."
Plan of Distribution, page 12
20. We note your response to comment 68. If the securities can be sold only in selected states, please fully disclose the limitation on the permissible distribution.
Directors, Executive Officers, Promoters and Control Persons, page
14
21. We note your addition of Mr. Sandrow, Mr. Morrison, and Mr. Ullery. Please explain more specifically each executive`s business experience during the last five years.
22. Please reconcile the list of individuals disclosed in this section with the individuals named in your Form 8-K filed May 10, 2005.

Security Ownership, page 15
23. Please provide the table required by Regulation S-B Item
403(b)
for each class of your equity securities.
Preferred stock, page 16
24. Please file each of the agreements mentioned in the disclosure added in this section.
25. Please explain the terms of the Secure Systems profit participation certificates.
Description of Business, page 20
26. Please reconcile the date in your disclosure in response to comment 24 with the date on page 14.
27. We note your response to comment 29. If class A common stock is authorized, please disclose the terms of that class in the appropriate section of your document. If the class is no longer authorized, please clarify when shareholders amended the certificate of incorporation.
28. We note your revision in response to comment 30 that the split occurred in February 2004. Please reconcile this disclosure with the information in your March 2004 information statement filed with the
Commission.
29. It is unclear how you have addressed the first three sentences and first four bullet points of pervious comment 30. Therefore, we reissue the comment.
Acquisition of Secure Systems, page 21
30. Please provide independent, objective support for the statements you make on page 22, including the statements about the University of
Bridgeport`s safety improvements.
31. Disclose the statement in your response to comment 26 that the installation was seven years ago.
Customers and Market, page 23
32. We note your response to our prior comment 37 about your contract with the State of New York and also note that you have removed the disclosure discussing this contract. Required information must be disclosed regardless of its confidentiality. Please tell us why this information is not required and why the contract need not be filed as an exhibit.


33. We note your response to our prior comment 38. Please expand your disclosure to indicate the geographic location and more specific dates for the healthcare facilities you describe.
34. Please demonstrate that your summary disclosure on page 1 focusing on campus use objectively represents your customer base, when it appears you only installed your product at one campus. Materials, page 24
35. We note your response to our prior comment 39 about your manufacturing capabilities. Explain whether you manufacture your entire finished product, or whether you outsource part of such manufacturing. Explain what it means to have the manufacturing capabilities you describe.
Recent Developments, page 25
36. We note your response to comment 43. Please disclose the progress since the date of the letter of intent and disclose the expiration date of the letter.
37. Given the confidentiality agreement mentioned in the last sentence, please tell us how you will provide investors all required information in the prospectus. In this regard, we reissue the last bullet point of comment 43; for example, you have not disclosed information about the target`s competition, management, intellectual property, net income and operating trends.
Liquidity, page 27
38. We note your response to our prior comment 25 and additional disclosure about your bridge notes. Please explain how you are not in default under these notes and how you intend to repay these notes.
Please update the description with any recent developments.
39. We note your response to comment 48. Please clarify how you could solicit the vote of the majority of your shareholders without complying with the proxy rules.
Certain Relationships and Related Transactions, page 29
40. We reissue comment 49. Please disclose the amount of consideration involved in the transactions.


41. We note your response to our prior comment 50. Please explain why Mr. Patrizio agreed to return 1,289,848 shares of common stock and whether you gave any consideration for such return. Explain how that amount was calculated. Please file any agreements relating to
Mr. Patrizio`s employment, including any resignation agreements.
42. Please explain the period of time covered by the accrual of $100,000 of salaries for Mr. Patrizio and Mr. Adiletta.
43. Please clarify how the transactions mentioned in the third, sixth and seventh paragraphs are related-party transactions that must be disclosed in this section.
44. Please explain why the transaction described at the top of page
F-7 is not disclosed in this section.
Executive Compensation, page 30
45. Please do not alter the format of the table required by Regulation S-B Item 402(b).
Unaudited Interim Financial Statements as of June 30, 2005
Note 2.  Revenue Recognition, page F-6
46. We note your response to prior comment 56. Your response does not appear to address the accounting for arrangements in which the equipment has been delivered but the subscription and maintenance services are delivered over time. Please respond to the following:
* You state that you recognize equipment revenue upon delivery to the customer. Tell us whether you believe your equipment has standalone value, as defined in paragraph 9(a) of EITF 00-21.
* For arrangements that include multiple elements, revise this note to disclose how you allocate the total contract consideration between each of the elements of the contract. Refer to paragraphs 12-16 of
EITF 00-21.
* Tell us and revise this note to discuss how you determine the relative fair values of the undelivered elements.

Note 7.  Related Party Transactions, page F-6
47. We note your response to prior comment 58. It appears that you reversed previously recorded compensation cost upon the voluntary return of shares by your former officer. Please note that paragraph
15 of APB 25 provides for the reversal of previously recorded compensation cost in situations where stock awards are not exercised because the employee fails to fulfill an obligation. The FASB Staff has indicated that the reversal of previously measured compensation would be appropriate only if the forfeiture or cancellation of an award results from the employee`s termination or nonperformance. While the award to your former officer was returned at the time of his resignation, it does not appear that the award was automatically cancelled or forfeited upon his resignation. Rather, it appears the return of the award was voluntary. Please respond to the following:
* Please tell us why you believe it is appropriate to record other income for the returned shares. Tell us the specific accounting literature upon which you relied in making your determination.
* Please clarify for us whether there were any restrictions placed on the shares at the time of the original issuance.
* Please tell us why the former officer returned the shares.
Based on the disclosures provided and the response to our prior comment, it appears that the return of the shares by your former officer should be treated as a capital transaction rather than a reversal of previously recorded compensation cost. Please advise.
48. In this regard, please tell us why you recorded the original charge as other expense and not as an administrative and general expense. Please cite the accounting literature on which you based your conclusion.
Note 8.  Going Concern, page F-7
49. We note your response to prior comment 47. You state that your plan to establish a source of revenues sufficient to cover your operating costs is predicated upon the acquisition of additional companies to whom you will provide consulting and management services for fees sufficient to cover your operating expenses. Please revise this note and MD&A to address the following:
* It appears that in order for this to alleviate the going concern, you are dependent on being able to acquire cash flow positive companies. Please revise to discuss whether you intend to only acquire cash flow positive companies.
* Please revise to address how you plan to pay for any future acquisitions. As appropriate, add disclosures to address the impact any financings will have on your future cash flows.
* Please also revise to clarify how the assessment of management fees will alleviate the going concern. It appears that the management fees will act as a mechanism to flow cash generated by subsidiaries up to the parent company.
Note 10.  Promissory Notes Payable, page F-7
50. We note that the holders of $724,000 of your outstanding notes received 724,000 shares of your common stock and that you agreed to register these shares within 180 days from the closing of the acquisition of Secure Systems, Inc. Tell us whether the holders of these shares are entitled to any additional cash or share-based payments should you not complete the registration by the specified date. Revise this note to disclose any penalties associated with the registration rights.
Note 11.  Acquisition Agreement, page F-8
51. We note your response to prior comment 8. There continue to be inconsistencies throughout the filing with respect to the date of this acquisition. Please revise your disclosures throughout the filing to clarify whether the agreement and plan of merger was entered into on June 15, 2004 or July 7, 2004. In addition, please revise the disclosure on page 20 to clarify that the acquisition did not occur until March 11, 2005.
52. We note your response to prior comment 62. We do not believe the current presentation as of September 30, 2005 is appropriate in light of the fact that the acquisition was completed March 11, 2005. Please revise your filing to provide a preliminary purchase price allocation in accordance with paragraphs 36-46 of SFAS 141. The preliminary purchase price allocation should include a preliminary allocation of amounts to each of the identifiable intangible assets meeting the criteria of paragraph 39 of SFAS 141. We believe it would be appropriate to base the preliminary allocations at least in part on the factors and information used to determine the purchase price of the acquired entity, as outlined in paragraph 50 of SFAS
141. Please also revise to provide the disclosures required by paragraph 51(h) of SFAS 141.
53. We note your response to our comment 64. Please revise this footnote to clearly indicate that the redemption price of the preferred stock is $1 per share.

Recent Sales, page II-2
54. Please reconcile your statements about the insubstantial number of persons involved in the March 11, 2005 transaction with the number of individuals identified in the selling stockholders` table.
Clarify how the cited exemption was available for this transaction.

*  *  *  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Praveen Kartholy at (202) 551-3639 or Kevin
Vaughn, Accounting Reviewer, at (202) 551-3643 if you have
questions
regarding comments on the financial statements and related
matters.
Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-
3617
with any other questions.

			Sincerely,




			Russell Mancuso
			Branch Chief
cc (via fax):  Gregg E. Jaclin, Esq.